Filed by América Móvil, S.A.B. de C.V.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Telmex Internacional, S.A.B. de C.V.

Registration Statement File No.: 333-166721

América Móvil, S.A.B. de C.V. Announces Final Results of

Exchange Offers for Telmex Internacional, S.A.B. de C.V. and Carso Global Telecom, S.A.B. de C.V.

(Mexico City, June 16, 2010)—América Móvil, S.A.B. de C.V. (“América Móvil”)(NYSE: AMX) today announced the final results of its exchange offer to holders of Series A Shares (“TII A Shares”), Series L Shares (“TII L Shares”) and TII A Shares and TII L Shares in the form of American depositary shares (respectively, “TII A ADSs” and “TII L ADSs”) of Telmex Internacional, S.A.B. de C.V. (“Telmex Internacional”). América Móvil also announced the final results of its exchange offer to holders of Series A-1 Shares (“CGT Shares”) and CGT Shares in the form of American depositary shares (“CGT ADSs”) of Carso Global Telecom, S.A.B. de C.V. (“CGT”). The exchange offers expired on June 10, 2010.

Based on a final count by Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa and the exchange agent, The Bank of New York Mellon, the following securities were tendered (including shares represented by American depositary shares (“ADSs”)): 64,303,485 TII A Shares, 5,850,107,024 TII L Shares and 3,462,401,592 CGT Shares.

All shares and ADSs that were validly tendered and not withdrawn have been accepted for payment in accordance with the terms of the exchange offers and applicable law. Upon consummation of the exchange offers, América Móvil owns 93.56% of Telmex Internacional’s outstanding shares and 99.44% of CGT’s outstanding shares.

Of the TII A Shares and TII L Shares (including shares represented by ADSs) tendered, cash elections were made with respect to 2,297,057,405 shares. Based upon these results, América Móvil paid Ps. 26,783,689,342.30 (equivalent to approximately U.S.$2,120,640,486, based on the exchange rate of June 15, 2010) to tendering shareholders of Telmex Internacional who elected to receive cash, and América Móvil issued 1,349,272,707 América Móvil Series L Shares (“AMX L Shares”) (including AMX L Shares represented by ADSs) to tendering shareholders of Telmex Internacional who elected to receive stock. América Móvil issued 7,088,921,019 AMX L Shares (including AMX L Shares represented by ADSs) to tendering shareholders of CGT. Tender holders of TII A ADSs and TII L ADSs are expected to receive AMX L Shares in the form of ADSs or cash on June 18, 2010.

As a result of the exchange offers, América Móvil has 40,546,724,182 shares of capital stock outstanding as of June 16, 2010.

About América Móvil

América Móvil is the leading provider of wireless services in Latin America. As of March 31, 2010, it had 206.4 million wireless subscribers and 3.8 million landlines in the Americas.

Important Additional Information

This announcement is not an offering document and does not constitute an offer to sell or the solicitation or an offer to buy securities or a solicitation of any vote or approval. This announcement is not for publication, release or distribution in or into or from any jurisdiction where it would otherwise be prohibited.

Forward-Looking Statements

Certain statements contained in this press release may constitute “forward-looking statements”. All statements in this press release, other than those relating to historical information or current condition, are forward-looking statements. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause outcomes and results to differ materially from current expectations. No forward-looking statement can be guaranteed. Among other risks, there can be no guarantee that the exchange offers will be completed, or if it is completed, that it will close within the anticipated time period. América Móvil undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.